Mail Stop 3561

                                                            July 23, 2018

John Lee
Interim Chief Executive Officer
Prophecy Development Corp.
Suite 1610 - 409 Granville Street
Vancouver, British Columbia
Canada V6C 1T2

       Re:      Prophecy Development Corp.
                Draft Registration Statement on Form 20-F
                Submitted June 27, 2018
                CIK No. 0001545224

Dear Mr. Lee:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors, page 6

Recent and future amendments to Mongolian laws..., page 11

   1. Please update the disclosure in this risk factor to indicate whether there have been any developments in Mongolian law or regulation affecting your business since 2010, including the current status of the one remaining license that may violate the Prohibition
      Law.
 John Lee
Prophecy Development Corp.
July 23, 2018
Page 2

Conflicts of interest may arise..., page 15

    2. Please revise here or elsewhere as appropriate to identify the potential conflicts of interest.

Item 4. Information on the Company, page 17

Principal Products, Markets and Marketing, page 20

    3. We note you generally discuss supply and demand and vanadium pentoxide marketing in this section. Please modify your filing to provide a chart or graph presenting the 5-year historical industry pricing for vanadium pentoxide in your targeted market, e.g. China,
       North America, Europe, and include the vanadium pentoxide quality specifications for these respective markets. See Item 5.D of Form 20-F.

Government Regulations, page 21

    4. Please discuss in greater detail the governmental regulations and the material effects of governmental regulations on your business, as required by Item 4.B.8 of Form 20-F.

Gibellini Project, page 23

    5. We note the statement on page 27 that the purpose of the exploration and verification drilling program is to "establish a higher-grade starter pit that accelerates future project payback ..." In light of the current exploration stage of the company and lack of operations to date, please provide the basis for this statement or remove.

Recent Activities, page 46

    6. Please identify the strategic investor.

Directors, Senior Management and Employees, page 56

Term of Office, page 60

    7. Please revise to disclose how or when each agreement will terminate. See
Item 6.C.1 of
       Form 20-F.

Share Ownership, page 61

    8. Please revise footnote one to clarify whether the shares and options issued to Mr. Lee include the shares issued in the debt settlement involving Linx, as discussed on page 64.
       If not, please add these shares and options to the table.
 John Lee
Prophecy Development Corp.
July 23, 2018
Page 3

Related Party Transactions, page 63

    9. We note a number of transactions involving the issuance of common stock or units to settle various debt. Please revise to disclose the amount of debt extinguished and the individuals involved in each related party transaction.

Exhibits

    10. Please file the joint venture agreements relating to the Pulacayo property or provide your analysis as to why they are not material.

Financial Statements, page F-1

    11. Please include three years of audited financial statements as required by Items 8.A.2 and
        8.A.3 of Form 20-F. See also Question 48 of the JOBS Act FAQ: Generally Applicable
        Questions on Title I of the JOBS Act, located at

https://
www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm.

Independent Auditor's Report, page F-4

    12. Please make arrangements with your auditors to conduct their audit and prepare their audit report in accordance with the standards of the Public Company Accounting
        Oversight Board (U.S.). See Instruction 2 to Item 8.A.2 of Form 20-F. Also, make arrangements for your auditors to reference International Financial Reporting Standards as issued by the International Accounting Standards Board in their audit report.

Note 6(b). Mineral Properties, page F-15

Note 12. Mineral Properties, page F-24

    13. Please disclose the specific types of expenditures recognized as exploration and evaluation assets. See paragraphs 9, 23 and 24(a) of IFRS 6. Also, clarify in your disclosures whether mineral properties include only exploration and evaluation assets. If any other amounts are included in mineral properties, disclose the information required by paragraphs 24(b) and 25 of IFRS 6.
 John Lee
Prophecy Development Corp.
July 23, 2018
Page 4

       You may contact Blaise Rhodes at (202) 551-3774 or Rufus Decker at (202) 551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 for engineering related questions. Please contact Ronald (Ron) E. Alper at (202) 551-3329 or Pam Howell at (202) 551-
3357 with any other questions.

                                                         Sincerely,

                                                         /s/ Pamela Howell
                                                         for

                                                         John Reynolds
                                                         Assistant Director
                                                         Office of Beverages,
Apparel and
                                                         Mining


cc: James B. Guttman, Esq.
    Dorsey & Whitney LLP